August 1, 2018

Xinwei Zhang
Chief Executive Officer
DATA VISION, INC.
8414 Farm Road, Ste 180
Las Vegas, NV 89131

       Re: DATA VISION, INC.
           Registration Statement on Form S-1
           Filed July 5, 2018
           File No. 333-226073

Dear Mr. Zhang:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed July 5, 2018

Cover Page

1. In light of your disclosures on page 12 and 21 of the filing, please revise to indicate on the cover page that you have elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to
Section 7(a)(2)(B) of
       the Securities Act. Refer to SEC Release No. 33-10332.
Risk Factors, page 6

2.     We note that you have included a risk factor section here and on page
27. Please revise to
       combine these two sections so that there is only one section for risk factors.
 Xinwei Zhang
FirstName LastNameXinwei Zhang
DATA VISION, INC.
Comapany2018
August 1, NameDATA VISION, INC.
August 1, 2018 Page 2
Page 2
FirstName LastName
Description of Business, page 20

3. We note the heading for a risk factor on page 28 regarding the actions you are taking to restructure your business. Please revise this risk factor to discuss your restructuring and business model transition and provide additional disclosure in your Business section addressing the restructuring or advise.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity, Capital Resources, page 23

4. Please disclose the minimum funding that will be required to remain in business for at least the next 12 months. Also, disclose the minimum period of time that you will be able to conduct planned operations using currently available capital resources. We refer you to
         FRR 501.03.a for additional guidance. In addition, revise your notes to the financial statements to address disclosures under ASC 205-40-50-6 to 14.
Plan of Operation, page 23

5. You state that your "broad expertise and extensive project experience has allowed for consistent delivery of innovative GIS solutions using cutting-edge technology" and that
         Data Vision's management team "has many years' experience in the GIS and BIM industry." Please clarify what you mean by "broad experience" and explain how you considered your lack of operating history and the experience of your officers and directors in determining that these statements are reasonable. See Item 10(b)(1) of Regulation S-K.
6. Please expand your disclosure to describe your plan of operations for the next 12 months.
         Provide specific details of your plan, including milestones, the anticipated time frame for beginning and completing each milestone, categories of expenditures and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding. See Item 101(a)(2) of Regulation S-K.
7. You indicate that you have a desktop application that you license using a software as a service model, that you offer GIS consulting, and that that you offer "fast and reliable data acquisition services." Please revise to clarify which aspects of your business and products are currently operational and which aspects are merely aspirational. In that regard we note that you have no had no revenues since inception and have a limited operating history.
Intellectual Property and Licenses, page 27

8. You disclose that you rely upon a combination of patent, copyright, trademark and trade secret laws, as well as other intellectual property laws. Please disclose the nature of your material intellectual property and the duration of any patents, trademarks, licenses, franchises and concessions held by the company. See Item 101(h)(vii) of Regulation S-K.
 Xinwei Zhang
FirstName LastNameXinwei Zhang
DATA VISION, INC.
Comapany2018
August 1, NameDATA VISION, INC.
August 1, 2018 Page 3
Page 3
FirstName LastName
Directors, Executive Officers, Promoters and Control Persons
Background of Directors, Executive Officers, Promoters and Control Persons, page 31

9. Please revise your director biographies to discuss the specific and individualized experience, qualification, attributes or skills that led to the conclusion that each such individual should serve on the company s board of directors. Refer to
Item 401(e)(1) of
         Regulation S-K for guidance.
Executive Compensation, page 32

10. Please revise your executive compensation table to include the name and principal position of each of your officers and directors. Refer to Item 402(c) for guidance.
Signatures, page 40

11. Instruction 1 to Signatures of Form S-1 requires signatures of your principal executive officer or officers, your principal financial officer, your controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. To the extent that you are signing in more than one capacity, indicate each capacity in which you are signing. Please revise.
Exhibits

12. We note that the legal opinion covers 60,000,000 shares of Data Vision common stock but that the offering covers the registration of 7,500,000 share of common stock. Please have counsel revise the legal opinion to opine to the number of shares in the offering and the par value of such shares. In addition, have counsel revise the legal opinion to remove references to an offering statement as the shares being offered are being registered on a registration statement.
General

13. Please revise your disclosure to reflect the new gross revenue threshold in the definition of Emerging Growth Company found in Rule 405 of the Securities Act of 1933 following inflation adjustments effective April 12, 2017.
14. You appear to be a shell company as defined in Rule 405 under the Securities Act of 1933 because you have no or nominal operations and assets consisting solely of cash and cash equivalents. Please disclose on the cover page that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.
 Xinwei Zhang
DATA VISION, INC.
August 1, 2018
Page 4


15. Please advise whether your executive officers reside in the United States. Also, please revise to provide all the disclosure, including any appropriate risk factors that Item 101(g)
         of Regulation S-K requires including:
           effecting service of process within the United States on your officers;
           enforcing judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against the officers;
           enforcing judgments of U.S. courts based on civil liability provisions of the U.S.
             federal securities laws in foreign courts against your officers;
and
           bringing an original action in foreign courts to enforce liabilities based on the U.S.
             federal securities laws against your officers.

         Alternatively, please advise us as to why you believe such a risk factor is unnecessary.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Megan Akst, Staff Accountant at (202) 551-3407 or Craig Wilson,
Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at
(202) 551-3334 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.


FirstName LastNameXinwei Zhang
                                                                Division of
Corporation Finance
Comapany NameDATA VISION, INC.
                                                                Office of
Information Technologies
August 1, 2018 Page 4                                           and Services
FirstName LastName